UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Business Combination with Lionheart III Corp.

On March 7, 2023 (the “Closing Date”), SMX (Security Matters) PLC (f/k/a Empatan Public Limited Company), a public limited company incorporated under the laws of Ireland (the “Company” or “Parent”), consummated its previously announced business combination pursuant to (a) the Business Combination Agreement, dated July 26, 2022 (the “Business Combination Agreement” or “BCA”), by and among the Company, Lionheart III Corp, a Delaware corporation (“Lionheart”), Security Matters Limited, an Australian public company with Australian Company Number (ACN) 626 192 998 listed on the Australian Stock Exchange (“Security Matters Limited”), and Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions contained therein, Merger Sub was merged with and into Lionheart, with Lionheart continuing as a wholly owned subsidiary of the Company and (a) the Scheme of Implementation Deed (“SID”), dated July 26, 2022, by and among Parent, Lionheart, Security Matters Limited and Merger Sub, resulting in Security Matters Limited becoming a wholly owned subsidiary of the Company.

The Company’s Class A ordinary shares and warrants to purchase Class A ordinary shares of the Company will commence trading on The Nasdaq Stock Market LLC on March 8, 2023, under the symbols “SMX” and “SMXWW,” respectively.

A press release announcing the closing of the Business Combination is furnished as Exhibit 99.1 to this Report on Form 6-K.

Company Presentation

On March 8, 2023, the Company made publicly available presentation materials, which are furnished as Exhibit 99.2 to this Report on Form 6-K.

Exhibit Number	Description

99.1	Press Release dated March 8, 2023

99,2	Presentation Materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 8, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer